1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Connected Transaction – Amendment of Strategic Agreement, dated June 15, 2007.	A-1

1.2	Announcement of Connected Transaction Acquisition, dated June 15, 2007.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 18, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CONNECTED TRANSACTION

AMENDMENT OF STRATEGIC AGREEMENT

Summary

Reference is made to the 2006 Announcement in relation to certain continuing connected transactions between the Group and China Telecommunications Corporation and/or its associates and the Strategic Agreement between the Company and CCS. The Independent Shareholders of the Company have duly approved the Strategic Agreement at an extraordinary general meeting held on 25 October 2006. The Company has entered into a supplemental agreement on 15 June 2007 (the Supplemental Agreement) to amend certain terms of the Strategic Agreement to expand the geographic scope of mutual strategic cooperation under the Strategic Agreement so as to benefit from CCS’s expansion of its service areas from the 6 Existing Provinces to 19 provinces, municipalities and autonomous regions, being Shanghai municipality, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Hubei province, Hunan province, Guangdong province, Guangxi Zhuang autonomous region, Hainan province, Chongqing municipality, Sichuan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region in the PRC (the “Enlarged CCS Service Areas”).

The Supplemental Agreement will require Independent Shareholders’ approval at an extraordinary general meeting to be held by the Company on 7 August 2007 (the EGM).

Listing rules implications

China Telecommunications Corporation is the controlling shareholder of the Company and CCS is a subsidiary of China Telecommunications Corporation. Accordingly, CCS is regarded as a connected person of the Company and the transactions contemplated under the Supplemental Agreement, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, constitute connected transactions for the Company under the Listing Rules subject to reporting, announcement and Independent Shareholders’ approval requirements.

An Independent Board Committee, comprising all of the independent non-executive directors of the Company, was formed to advise the Independent Shareholders in relation to the Supplemental Agreement. BNP Paribas Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders on the Supplemental Agreement.

A circular containing, among other things, (i) details of the Supplemental Agreement; (ii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (iii) the recommendation of the Independent Board Committee to the Independent Shareholders; and (iv) a notice of the EGM to be held, will be despatched to the shareholders as soon as practicable.

BACKGROUND

Overview

Reference is made to the 2006 Announcement made by the Company in relation to, inter alia, certain continuing connected transactions between the Group and China Telecommunications Corporation and/or its associates and the Strategic Agreement between the Company and CCS. The Strategic Agreement was signed on 30 August 2006 to set out the parameters of strategic cooperation between the Group and CCS Group and to form a strategic partnership in accordance with the principle of equality and mutual benefits.

An extraordinary general meeting was convened by the Company on 25 October 2006 where the Independent Shareholders of the Company approved, inter alia, the Strategic Agreement.

CCS has proposed to expand the geographical scope of its specialized telecommunications support services through acquisition from the Existing Provinces to the Enlarged CCS Service Areas. The Company now seeks to amend the terms of the Strategic Agreement by way of the Supplemental Agreement to include continuing connected transactions falling under the Strategic Agreement between the CCS Group and the Group in the Additional Provinces and to amend certain terms of the Strategic Agreement to be applied to the Enlarged CCS Service Areas. The proposed Supplemental Agreement will require the Independent Shareholders’ approval at the EGM to be held by the Company on 7 August 2007.

China Telecommunications Corporation is the controlling shareholder, holding 70.89% of the issued share capital of the Company and CCS is a subsidiary of China Telecommunications Corporation. Accordingly, CCS is regarded as a connected person of the Company under the Listing Rules, and the transactions contemplated under the Supplemental Agreement, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, constitute continuing connected transactions of the Company subject to reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

TERMS OF THE SUPPLEMENTAL AGREEMENT

The Supplemental Agreement will expand the geographic scope of mutual strategic cooperation under the Strategic Agreement to include 13 Additional Provinces, being Jiangsu province, Anhui province, Jiangxi province, Hunan province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region. Consequently, the geographic scope of mutual strategic cooperation between the Group and the CCS Group will now cover 19 provinces, autonomous regions and municipalities.

The Supplemental Agreement will also set out the Company’s undertaking to receive certain services in respect of the design, construction, project supervision and management of communication engineering projects provided by the CCS Group in relation to the Additional Provinces by adjusting the Company’s current undertaking in relation to the Existing Provinces. The company will agree, under the Supplemental Agreement that, during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s subsidiaries in the Enlarged CCS Service Areas will, on an annual basis, accept services from the wholly-owned subsidiaries of CCS with an aggregate value of not less than 10.6% of the total annual capital expenditure incurred during that year by the relevant subsidiaries of the Company, which has taken into consideration the historical amounts of transactions between the Group and the business to be acquired by CCS in the Additional Provinces and the current undertaking (being not less than 12.5%) applicable to the Existing Provinces under the existing terms of the Strategic Agreement, details of which are set out in the section hereunder headed “Terms of the Strategic Agreement”.

In addition, the Supplemental Agreement also contains the Company’s undertaking to receive certain facilities management and network maintenance services provided by the CCS Group in relation to the Additional Provinces. Pursuant to the Supplemental Agreement, the Company undertakes that, during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s subsidiaries in the Enlarged

CCS Service Areas will, on an annual basis, accept facilities management services from the relevant wholly-owned subsidiaries of CCS amounting to an aggregate value of not less than RMB1,780 million, which has taken into consideration the historical amounts of transactions between the Group and the business to be acquired by CCS in the Additional Provinces and the current undertaking (being not less than RMB1,330 million) applicable to the Existing Provinces under the existing terms of the Strategic Agreement, details of which are set out in the section hereunder headed “Terms of the Strategic Agreement”.

For the purpose of calculation of the amount of transactions falling under the above undertaking for the year ending 31 December 2007, all transactions of the same type entered into between the Group and the business to be acquired by CCS in the Additional Provinces in year 2007 would be aggregated.

Annual caps for the transactions contemplated under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps of existing framework agreements between the Company and China Telecommunications Corporation, which have been duly approved by the Independent Shareholders of the Company, and such annual caps will remain unchanged. Details of the annual caps and basis of determination are set out in the section below.

The effectiveness of the Supplemental Agreement is conditional upon, inter alia, 1) Independent Shareholders’ approval of the Supplemental Agreement having been obtained; and 2) CCS having obtained the requisite independent shareholders’ approval as required under the Listing Rules in respect of the Supplemental Agreement and of its proposed acquisition of certain specialized assets from China Telecommunications Corporation in the Additional Provinces.

TERMS OF THE STRATEGIC AGREEMENT

The existing terms of the Strategic Agreement, as approved by the Independent Shareholders on 25 October 2006 are set out below for reference:

Date	30 August 2006

Parties	The Company; and CCS.

For the purpose of describing the terms of Strategic Agreement in this section of the announcement, references to “CCS” shall include CCS and its subsidiaries.

For the purpose of the Strategic Agreement, the term “the Company” shall include the Company and its wholly-owned subsidiaries.

Term	From 01 January 2007 to 31 December 2009

The Parties may, on the expiry of its term, consult each other separately regarding whether the Strategic Agreement should be renewed.

According to Rule 14A.35(l) of the Listing Rules, the period of the agreement must not exceed three years. The Company will re-comply with Chapter 14A of the Listing Rules, including the disclosure and independent shareholders’ approval requirement prior to renewing the agreement upon expiry of the current term.

Scope of strategic cooperation	The areas for the strategic business cooperation between the Parties in accordance with the terms and conditions of this Strategic Agreement shall include: the services in connection with the design, construction and project supervision and management of communication engineering projects; facilities management services; the content application services; the development of marketing channels and use of telecommunication business as well as exploring other new businesses that are suitable for cooperation between the Parties.

Such services shall comply with the relevant standards prescribed by the State or standards agreed upon between the Parties, and the conditions related thereto shall be no less favourable than the conditions that such Party offered to any third party for the same or similar services. To the extent not contrary to PRC laws and regulations, if, with respect to the same services, the terms and conditions offered by a Party hereto for the services provided is as favourable as the terms and conditions provided by an Independent Third Party, the other Party shall select on a priority basis the Party hereto to be the service provider.

Tariff standards (applicable prices)	If the government-prescribed prices are available, the government-prescribed prices shall be used. If the government-guided prices are available, the government-guided prices shall be used; but if neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. If the government-prescribed prices, the government-guided prices and the market prices are not available, the Parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the Parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the Parties upon consultation.

	The term “government-prescribed prices” shall be the prices prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China.

	The term “government-guided prices” shall be the prices with fluctuation levels prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China in order to guide the operators to determine their own prices.

	The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business.

	Upon the consent by the Parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

Services	1.	SERVICES IN CONNECTION WITH THE DESIGN, CONSTRUCTION AND SUPERVISION OF COM MUNICATION ENGINEERING PROJECTS

		1.1	For the purposes of the Strategic Agreement, the term “services in connection with the design, construction, project supervision and management of communication projects” means services provided by CCS to the Company in respect of the design, construction and supervision of communication engineering projects, including but not limited to any engineering, construction and supervision services involved in the construction of new communication engineering projects as well as the expansion of capacity, rationalization, upgrading, maintenance of communication engineering projects.

		1.2	The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following 6 provinces (municipalities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong, and Hainan in the PRC will, on an annual basis accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) services in respect of the design, construction and supervision of communication engineering projects provided of not less than 12.5% of the total annual capital expenditure incurred during that year by the above-named subsidiaries. This clause has been proposed to be amended as described in the section headed “Terms of the Supplemental Agreement”.

	1.3	CCS undertakes that:

(a) it shall offer at least 5% price discount to the Company based on the Applicable Standard Prices for the services provided;

(b)    it will fully utilize its own business competitive edge to provide services that are in compliance with the quality requirements stipulated by the Company and shall use its best efforts to provide human resources, equipment, capital and other resources to develop its own capability to provide services required by the Company;

(c)    the design, construction and supervision services in respect of the communication engineering projects provided by it to the Company are a basket of integrated and comprehensive services and that it guarantees to implement quality control throughout the course of providing services.

2.	FACILITIES MANAGEMENT SERVICES

	2.1	the Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following 6 provinces (municipalities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan in the PRC will, on an annual basis, accept facilities management services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1.33 billion. This clause has been proposed to be amended as described in the section headed “Terms of the Supplemental Agreement”.

	2.2	CCS undertakes to provide the Company with professional facilities management services that are up to quality standards. CCS shall also fully utilize its competitive edge on having established its professional operation with economies of scales to assist the Company to achieve the goals of lowering its costs and expenditures.

3	STRATEGICCOOPERATION FOR OTHER BUSINESSES

	3.1	The Company undertakes that in the course of its strategic transformation from being a traditional telecommunications infrastructure operator to a comprehensive information services provider, subject to substantially the same contractual terms, it will actively provide services to, and pursue cooperation opportunities with, CCS.

	3.2	CCS undertakes that it will support the Company to carry out its strategic transformation from a traditional telecommunications infrastructure operator to a comprehensive information services provider and will actively support the Company in its business development. CCS shall also actively utilise the Company’s products and services in its own business.

Annual Caps and Basis of Determination

Neither Supplemental Agreement nor the Strategic Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Supplemental Agreement and the Strategic Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps of the said framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community

Services Framework Agreement details of which were set out in the 2006 Announcement and approved by the Independent Shareholders of the Company on 25 October 2006. The Company confirms that all transactions currently contemplated under the Strategic Agreement (as amended) are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement (as amended) not covered under any existing framework agreement.

Reasons and benefits for the Supplemental Agreement

By expanding the geographic scope of strategic cooperation with CCS, the Company will be able to realize the same benefits in the Additional Provinces as in the Existing Provinces. In addition, the Group will also be able to benefit from the broader service network and enhanced servicing capability of CCS in the Enlarged CCS Service Areas resulting from its expansion. The main reasons and benefits for the Supplemental Agreement and for expanding the geographic scope of mutual strategic cooperation are the same as those for the Strategic Agreement as disclosed in the 2006 Announcement and restated hereunder:

(1)	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(2)	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs. The Board believes that in terms of technology, business and management, it is in the longer term interests of our shareholders to outsource the provision of services under the Strategic Agreement to appropriate suppliers instead of providing such services by the Company itself.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future will result in an increase in the construction of various operator networks and an increase of operational expenses, and operators will increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(3)	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The

Company must strengthen areas such as corporate informational services, IT services and internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a varied cooperation model, the Company and CCS can mutually benefit from each other’s resources.

BOARD OPINION

The Board (including the independent non-executive directors of the Company) considers that the terms of the Supplemental Agreement and the transactions contemplated thereunder are on normal commercial terms, are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

INDEPENDENT SHAREHOLDERS APPROVAL AND THE EGM

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and their associates with a material interest in the Supplemental Agreement are required to abstain from voting on the relevant resolution at the EGM. China Telecommunications Corporation and its associates are required to abstain from voting on the resolution in respect of the Supplemental Agreement and the transactions contemplated thereunder at the EGM.

An Independent Board Committee, comprising all of the independent non-executive directors of the Company, namely Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr Tse Hau Yin, Aloysius, has been formed to advise the Independent Shareholders in relation to the Supplemental Agreement. BNP Paribas Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Supplemental Agreement.

A circular containing, among other things, (i) details of the Supplemental Agreement; (ii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (iii) the recommendation of the Independent Board Committee to the Independent Shareholders; and (iv) a notice of the EGM, will be despatched to the shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2006 Announcement”	the announcement dated 30 August 2006 issued by the Company in relation to, among others, certain continuing connected transactions of the Company and the Strategic Agreement

“Additional Provinces”	Jiangsu province, Anhui province, Jiangxi province, Hunan province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region in the PRC

“BNP Paribas Capital” or “Independent Financial Adviser”	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“Board”	the board of directors of the Company which, as of the date of this announcement, consists of Mr. Wang

Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors

“CCS”	China Communications Services Corporation Limited ( ), a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, incorporated in the PRC with limited liability on 30 August 2006 and whose principal business includes the provision of specialised telecommunications support services offering telecommunications infrastructure services, business process outsourcing services and applications and content and other services to telecommunications operators in the PRC

“CCS Group”	CCS, together with all of its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other business

“Company” or “we”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“connected person”	shall bear the meaning set out under the Listing Rules, and the term “connected persons” shall be construed accordingly

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held on 7 August 2007 to approve, among others, the Supplemental Agreement

“Enlarged CCS Service Areas”	the Additional Provinces and the Existing Provinces, the same as defined in the section headed “Terms of the Supplemental Agreement” of this announcement

“Existing Provinces”	the current primary service regions of CCS, namely, Shanghai municipality and Zhejiang, Fujian, Hubei, Guangdong and Hainan provinces in the PRC

“Group”	the Company, together with all of its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of Directors, consisting of Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, who are independent non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Strategic Agreement”	the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 to set out the terms of the strategic cooperation between them

“Supplemental Agreement”	the Supplemental Agreement to the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 15 June 2007 to amend certain terms of the Strategic Agreement in order to expand the geographic scope of mutual strategic cooperation between them

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies. In addition, these forward-looking statements reflect our current views with respect to future events but are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, 15 June 2007

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CONNECTED TRANSACTION

ACQUISITION

SUMMARY

The Company entered into the Equity Purchase Agreement with China Telecommunications Corporation on 15 June 2007, pursuant to which China Telecommunications Corporation will transfer, and will procure its wholly owned subsidiary to transfer, 100% equity interests in the Target Companies to the Company for a cash consideration of RMB1.408 billion (approximately equivalent to HKD1.401 billion). The Board believes that such acquisition would be in line with the Company’s objective of creating long-term value for its shareholders.

The Acquisition constitutes a connected transaction subject to reporting and announcement requirements under Chapter 14A of the Listing Rules but exempt from independent shareholders’ approval.

The Equity Purchase Agreement will become effective upon satisfaction of certain conditions, details of which are set out below.

The Board, including the independent non-executive directors, are of the opinion that the Acquisition is entered into on normal commercial terms after arm’s length negotiations, the consideration payable for the Target Companies and the other terms of the Acquisition is fair and reasonable and is in the interest of the Company and its shareholders as a whole.

I.	BACKGROUND INFORMATION

China Telecommunications Corporation is a substantial shareholder of the Company, beneficially holding a 70.89% interest in the total issued share capital of the Company. China Telecommunications Corporation is therefore a connected person of the Company under Chapter 14A of the Listing Rules and accordingly any transaction entered into between China Telecommunications Corporation (or any of its associates) and the Group would constitute a connected transaction for the Company.

The Company entered into the Equity Purchase Agreement with China Telecommunications Corporation on 15 June 2007, pursuant to which China Telecommunications Corporation will transfer, and will procure its wholly owned subsidiary to transfer, 100% equity interests in the Target Companies to the Company for a cash consideration of RMB1.408 billion (approximately equivalent to HKD1.401 billion). The Board believes that such acquisition would be in line with the Company’s objective of creating long-term value for its shareholders.

The highest applicable percentage ratio of the Acquisition is 1.3%, which exceeds 0.1% but is below 2.5%. Therefore, the Acquisition is subject to the reporting and announcement requirements but exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Upon completion of the Acquisition, the Target Companies will be consolidated into the accounts of the Company.

The Board, including the independent non-executive directors, are of the opinion that the Acquisition is entered into on normal commercial terms after arm’s length negotiations, the consideration payable for the Target Companies and the other terms of the Acquisition is fair and reasonable and is in the interest of the Company and its shareholders as a whole.

II.	EQUITY PURCHASE AGREEMENT

Summary

Date of Agreement:	15 June 2007

Parties:	the Company, as purchaser China Telecommunications Corporation, as seller

Subject matter of purchase:	purchase by the Company of 100% equity interests in the Target Companies

Consideration:	RMB1.408 billion (approximately equivalent to HKD1.401 billion)

Conditions Precedent:	The Equity Purchase Agreement will become effective upon the obtaining of all necessary regulatory approvals from MOC and SASAC in respect of the Acquisition

Completion:	The completion will take place as soon as practicable following the satisfaction of the above conditions and is expected to take place on or about 30 June 2007 or as otherwise agreed by both parties

Basis of Consideration

The cash consideration is RMB1.408 billion (approximately equivalent to HKD1.401 billion) for the acquisition of 100% equity interests in the Target Companies. Any increase in net asset values of Target Companies between the appraisal date and the closing date (which is not expected to be significant) as a result of any profit for the period shall be for the seller’s account and any diminution in net asset value during the same period (which is not expected to be significant) resulting from any loss for the period should be compensated in cash by China Telecommunications Corporation to the Company. The consideration to be paid by the Company has been determined after arm’s length negotiations with reference to the appraised value of the Target Companies as provided by the Appraiser based on cost method, taking into account the reasons of and benefits for the Acquisition as described below.

The consideration will be satisfied by the internal resources of the Company and will be paid on the closing date.

General Information

CT (HK) operates in the Asia Pacific Region and its principal business is to engage in ChinaNet transit, international IP-VPN, international private leased circuits (IPLC), cross-border transit connection and internet data centre service in Asia. The target customers of CT (HK) include PRC companies that require telecommunications services in the Asia Pacific region and Asia-based companies and telecom operators doing business in China.

CT (USA) operates in South and North America. The principal business of CT (USA) is to engage in ChinaNet transit, voice wholesale, international IP-VPN, international private leased circuits (IPLC), cross-border transit connection and internet data centre service. Its target customers comprise multinational corporations and PRC companies with overseas businesses requiring telecommunications connections between Asia and the Americas.

The principal business of CTSI is the provision of system integration services, outsourcing services, application software development as well as consultancy services in the PRC. CTSI’s target customers mainly comprise telecom operators that require IT support, as well as companies and government agencies that required integration and outsourcing services, such as ICT solutions.

The Target Companies have all the valid licences necessary to enable them to carry on their respective businesses as described above.

The following table was based on the unaudited pro forma combined accounts of the Target Companies prepared under the PRC GAAP.

	For the year ended 31 December 2005	Approximately equivalent to	For the year ended 31 December 2006	Approximately equivalent to
	RMB’000	HKD’000	RMB’000	HKD’000
Net profit before taxation and extraordinary items	9,890	9,844	84,543	84,150
Net profit after taxation and extraordinary items	8,360	8,321	67,844	67,529

Based on the management accounts of the Target Companies prepared under the PRC GAAP, the unaudited pro forma combined book value of the net assets of the Target Companies as of 30 April 2007 was approximately RMB1.344 billion (approximately equivalent to HKD1.338 billion), which included a cash surplus of approximately RMB1 billion. Such cash surplus is readily available and sufficient for the business expansion of the Target Companies in the foreseeable future in response to the increasing demand for both overseas and domestic telecommunication services.

III.	REASONS AND BENEFITS FOR THE CONNECTED TRANSACTION

The Company views the acquisition of CT (HK) and CT (USA) a significant step in assisting the Company to expand its service areas and extend its telecommunication business overseas. In particular, the Company will be able to benefit from the rapid growth of CT (HK) and CT (USA) achieved over the past few years and their well-developed strong customer relations in each of their respective markets. In addition, by acquiring CT (HK) and CT (USA), the Company will be able to further consolidate its business service and offer one-stop service solutions to PRC customers expanding abroad and overseas customers entering into the PRC, and thereby further strengthen the Company’s competitive position in both overseas and domestic telecommunications markets.

By acquiring CTSI, the Company will be able to streamline its management of system integration services and provide seamless system integrated services to valued customers at both national and regional levels. In this light, the Directors believe that the acquisition of CTSI will assist the Company to successfully position itself as a cost competitive and leading comprehensive information service provider in the PRC

Furthermore, the Company expects to exploit technological advantages and increase economies of scale benefits through acquisition of the three companies by reducing operational costs, consolidating business resources, improving network and services system. The improved efficiency achieved through economies of scale will enable it to further increase its competitiveness in the domestic and overseas markets.

IV. DEFINITIONS

“Acquisition”	The transaction contemplated under the Equity Purchase Agreement

“Appraiser”	China Enterprise Appraisals ( ), a PRC certified property valuer independent of the Group as well as its connected persons, as defined under Chapter 14A of the Listing Rules

“Board”	the board of directors of the Company which, as of the date of this announcement, consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin,Aloysius as the independent non-executive directors

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC,the provision of specialized telecommunication support services and other business

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and which principal business including the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“CT (HK)”	China Telecom (Hong Kong) International Limited ( ), a company incorporated under the laws of Hong Kong Special Administrative Region on 25 February 2000

“CTSI”	China Telecom System Integration Co., Ltd ( ), a company incorporated under the laws of the PRC on 13 September 2001

“CT (USA)”	China Telecom (USA) Corporation ( ), a company incorporated under the laws of Delaware, USA on 22 November 2001

“Directors”	the directors of the Company

“Equity Purchase Agreement”	the equity purchase agreement between the Company and China Telecommunications Corporation dated 15 June 2007 for the sale by China Telecommunications Corporation to the Company of its equity interest in the Target Companies

“Group”	the Company and its subsidiaries

“HKD”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“MOC”	Ministry of Commerce ( )

“PRC” or “China”	The People’s Republic of China which, for the purpose of this Announcement only, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

“PRC GAPP”	The accounting principles and financial regulations applicable to enterprises established in the PRC

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council ( )

“Target Companies”	CT (HK), CT (USA) and CTSI

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies. In addition, these forward-looking statements reflect our current views with respect to future events but are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, the PRC, 15 June 2007

Unless otherwise specified, conversion of RMB into HKD is based on the exchange rate of HKD1.00 = RMB1.00467.